SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


03026316

FORM 11-K


SEC MAIL PROCESSING
RECEIVED
JUL 02 2003
WASH. D.C.
181
SECTION

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For Fiscal Year Ended December 31, 2002

National Grid USA Companies' Incentive Thrift Plan II
25 Research Drive
Westborough, MA 01582

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
England

Financial Statements:

*Financial Statements of National Grid USA Companies' Incentive Thrift Plan II

Exhibits:

Consent of PricewaterhouseCoopers LLP
Certifications Under Section 906 of the Sarbanes-Oxley Act of 2002

*Filed Under Cover of Form SE

SIGNATURE

The Benefits Committee (Plan Administrator for the National Grid USA Companies' Incentive Thrift Plan II) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Benefits Committee

s:\John C. Cochrane
By_______________________________
John G. Cochrane, Chairman

Date: June 30, 2003

EXHIBIT INDEX

Exhibit	Description	Page
	Financial Statements	Filed under cover of Form SE
	Consent of Independent Auditors	Filed herewith
	Certifications Under Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-33094) of the National Grid USA Companies' Incentive Thrift Plan II of our report dated March 28, 2003 relating to the financial statements of the National Grid USA Companies' Incentive Thrift Plan II, which appears in this Form 11-K.

s/PricewaterhouseCoopers LLP
Boston, Massachusetts

June 30, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the National Grid USA Companies' Incentive Thrift Plan II (the "Plan") on Form 11-K on the date hereof (the "Report"), I, Lydia M. Pastuszek, Senior Vice President of National Grid USA Service Company, Inc., certify, to the best of my knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of 15 (d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition of the Plan.

June 30, 2003

s/Lydia M. Pastuszek

Lydia M. Pastuszek
Senior Vice President
National Grid USA Service Company, Inc.
(Principal Executive Officer of the Plan)

Exhibit 99.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the National Grid USA Companies' Incentive Thrift Plan II (the "Plan") on Form 11-K on the date hereof (the "Report"), I, John G. Cochrane, Senior Vice President, Treasurer and Chief Financial Officer of National Grid USA, certify, to the best of my knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of 15 (d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition of the Plan.

June 30, 2003

s/John G. Cochrane

John G. Cochrane
Senior Vice President, Treasurer and
Chief Financial Officer
National Grid USA

Report of Independent Auditors

To the Benefits Committee of National Grid USA Service Company,
a subsidiary of National Grid USA:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of National Grid USA Companies' Incentive Thrift Plan II (the "Plan") as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 28, 2003

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-33094) of the National Grid USA Companies' Incentive Thrift Plan II of our report dated March 28, 2003 relating to the financial statements of the National Grid USA Companies' Incentive Thrift Plan II, which appears in this Form 11-K.

s/PricewaterhouseCoopers LLP
Boston, Massachusetts

June 30, 2003

National Grid USA Companies' Incentive Thrift Plan II

Financial Statements and Supplemental Schedule
To Accompany 2002 Form 5500
Annual Report of Employee Benefit Plan
Under ERISA of 1974
For the Years Ended December 31, 2002 and 2001

National Grid USA Companies' Incentive Thrift Plan II
Index to Financial Statements

Schedules other than those listed above have been omitted because they are either not required or not applicable.

Report of Independent Auditors

To the Benefits Committee of National Grid USA Service Company,
a subsidiary of National Grid USA:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of National Grid USA Companies' Incentive Thrift Plan II (the "Plan") as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 28, 2003

National Grid USA Companies'
Incentive Thrift Plan II
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Investments (Notes 4 and 5)	$ 527,986,424	$ 221,638,866
Employee contributions receivable (Note 3)	-	149,170
Employer contributions receivable (Note 3)	-	70,151
Dividends receivable	-	173,360
Net assets available for plan benefits	$ 527,986,424	$ 222,031,547

The accompanying notes are an integral part of these financial statements.

National Grid USA Companies'
Incentive Thrift Plan II
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Additions:	
Investment income:	
Interest and dividend income	$ 10,210,130
Contributions:	
Employee (Note 3)	29,214,036
Employer (Note 3)	9,104,025
Rollovers	1,460,790
Total additions	49,988,981
Deductions:	
Benefits paid to participants (Notes 2, 3, and 6)	(41,109,377)
Net appreciation (depreciation) in fair value of investments:	
American Depository Receipts	34,280,732
Mutual Funds	(81,845,351)
Common Collective Trusts	(15,284,079)
Total deductions	(103,958,075)
Transfer in of net assets from National Grid USA Companies' Incentive Thrift Plan I	2,407,489
Transfer in of net assets from Employee Savings Fund Plan for Represented Employees of Niagara Mohawk Holdings, Inc.	357,516,482
Net increase in assets available for benefits	305,954,877
Net assets available for benefits:	
Beginning of year	222,031,547
End of year	$ 527,986,424

The accompanying notes are an integral part of these financial statements.

National Grid USA Companies' Incentive Thrift Plan II
Notes to Financial Statements

1. Plan Description

The National Grid USA Companies' Incentive Thrift Plan II (the "Plan") was established effective September 1, 1984, pursuant to the authorization of the Board of Directors of certain subsidiaries of the New England Electric System ("NEES"), to provide a long-range program of systematic savings for eligible employees (the "Participants"). The Plan was renamed National Grid USA Companies' Incentive Thrift Plan II upon the merger between National Grid Group plc and NEES on March 22, 2000, at which time NEES was renamed National Grid USA. As further described in Note 10, the Plan was merged with the Niagara Mohawk Holdings, Inc. Employee Savings Fund Plan for Represented Employees, ("NIMO") effective January 31, 2002, resulting in separate trustees and certain plan provisions until the trustee consolidation occurred as of January 1, 2003. The following description of the Plan is provided for general information purposes only; Participants should refer to the plan document for more complete information.

Employees of participating subsidiaries of National Grid USA (collectively, the "Employers") who are covered by a qualified collective bargaining agreement are immediately eligible to participate in the Plan upon employment, but will not receive matching contributions from the Employers until one year of service has been completed. The Plan was prepared in conformity with the Employee Retirement Income Security Act of 1974 ("ERISA"). The plan administrator is the Benefits Committee of National Grid USA Service Company Inc. (the "Administrator"). The Board of Directors of National Grid USA Service Company Inc. has the governing authority to amend the Plan. The co-trustees of the Plan are T. Rowe Price Trust Company, Incorporated and Fidelity Investments Institutional Services Company, Incorporated (the "Trustees").

As of December 31, 2002 the Plan offered 36 investment options: the National Grid Group ADR Fund, the T. Rowe Price U.S. Treasury Money Market Trust, the T. Rowe Price Stable Value Trust, the T. Rowe Price International Stock Fund, the T. Rowe Price Small-Cap Value Fund, the T. Rowe Price Equity Index Trust, the T. Rowe Price Equity Income Fund, the T. Rowe Price New America Growth Fund, the T. Rowe Price Spectrum Income Fund, the T. Rowe Price Spectrum Growth Fund, the T. Rowe Price Balanced Fund, the T. Rowe Price Science and Technology Fund, the T. Rowe Price Capital Appreciation Fund, and the T. Rowe Price Blue Chip Growth Fund, the Fidelity Growth Company Fund, the Fidelity Dividend Growth, the Fidelity Freedom Income Fund, the Fidelity U.S. Bond Index, the Fidelity U.S. Equity Index Pool, the Fidelity Asset Manager, the Fidelity Overseas, the Fidelity Freedom Fund 2010, the Spartan Ex Market, the Fidelity Asset Manager Income, the Fidelity Low Priced Stock Fund, the Fixed Income Fund, the Fidelity Diversified International Fund, the Fidelity Asset Manager Growth, the Fidelity Freedom Fund 2020, the Fidelity MM Retirement Government, the Fidelity Freedom Fund 2030, the Fidelity Total Return Fund, the Fidelity Aggressive Growth Fund, the Janus Worldwide Fund, the Janus Flexible Income Fund, the PIMCO Total Return Fund.

2. Summary of Significant Accounting Policies

Investment Valuation

The mutual funds are stated at net asset value on the last business day of the plan year, which is determined by the investment advisors according to closing market prices of the securities held by the funds. If a closing price is not available, the security is priced at a fair market value as determined by the Investment Committee or officers of the investment advisors. Investments in the National Grid Group plc American Depository Receipts are valued at the last price transacted by T. Rowe Price on the last business day of the plan year. Participant loans and contribution receivables are valued at cost which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation/(depreciation) in the fair value of its investments which consists of realized gains and losses and unrealized appreciation (depreciation) on those investments.

The Plan provides that certain transactions relative to National Grid Group plc American Depository Receipts will be priced at the market value of the underlying securities at close of the London Stock Exchange on the business day prior to the particular transaction.

Investment Income
Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Contributions
Employee Elective Contributions (also known as Salary Reduction Contributions) are recorded in the period that the payroll deductions are made from the Participants. Basic Matching Contributions from the Employers are made in the same period that payroll deductions are made from Participants and are based upon Elective Contributions up to a stated percentage of the Participant's compensation.

Party-in-Interest Transactions
Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants, and investments in American Depository Receipts of National Grid Group plc are considered party-in-interest transactions. Moreover, the Plan's investment options include mutual funds and trust funds managed by Fidelity Investments and T. Rowe Price Associates, Inc., affiliates of the Trustees.

Benefit Payments and Withdrawals
Benefit payments and withdrawals by Participants are recorded when paid. The amounts allocated to Participants who have benefits approved and processed for payments as of year-end, but for which disbursement of those funds have not been made by year-end were insignificant as of December 31, 2002 and 2001.

Transfers
Transfers are assets transferred into/out of the Plan from the Thrift I which represents the accounts of participants whose job status changed to/from represented or from/to nonrepresented, which are valued at market. In addition, participants may transfer amounts representing basic and unmatched contributions and income thereon from one fund to another within the guidelines of the Plan.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Administrator to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Contributions and Benefits

The Plan is a defined contribution plan. Eligible employees (except certain Northboro Customer Service Center union employees whose benefits are described below) can make Elective Contributions, through Contribution Agreements (also known as Salary Reduction Agreements), to have from 1% to 21% of their base or total compensation contributed to the Plan on their behalves. The annual employee Elective Contributions by each Participant were subject to IRS limits of $11,000 and $10,500 in 2002 and 2001.

The Employers make Matching Contributions to the Plan equal to 100% of the employee Elective Contribution up to the first 2% of the Participants base compensation and then 50% of the employee Elective Contribution with respect to the next 4% of the base compensation. For NIMO represented participants, the employer matching formula is as follows:

Match rate	Age and service	Alternative age and service rule
4%	1 to 9 years of service and age 21	None
5%	10 to 14 years of service and under age 45; or	6 to 10 years of service and age 40 or over
6%	15 or more years of service, regardless of age	11 or more years of service and age 45 or over

The Plan allows Qualified Nonelective Contributions to the extent such contributions are necessary to satisfy the nondiscrimination requirement under the Internal Revenue Code. In addition, it was amended to provide that following separation from service prior to age 55, a Participant may elect to receive partial distribution from his or her account (other than his or her Elective Contribution Account) or a total distribution at any time; such a Participant may also defer receipt of his or her benefit until the latest date permitted under the Internal Revenue Code. Further, the Plan was amended to eliminate the $500 minimum withdrawal amount; to accommodate multiple loans as well as paperless loans, and to permit cashouts of account balances under $5,000 determined at the time of the distribution in question rather than at the very first distribution. Provisions relative to highly compensated employees were amended to conform with the recent changes in the Internal Revenue Code.

Certain Northboro Customer Service Center union employees are eligible to receive enhanced plan benefits in lieu of eligibility for a pension benefit. These Participants are eligible to contribute between 1% and 17% of their base or total compensation as employee Elective Contributions to the Plan. After one year of service, the Participants become eligible to receive Employer contributions. The Participants receive an automatic contribution from Employers equal to 1.5% of their base compensation; they also receive Employer Basic Matching Contributions equal to 100% of employee Elective Contributions up to 2% then 67% of the employee Elective Contributions on the next 6% of the Participants' base compensation.

Participants may allocate their account balances in any whole percentage without restriction on the frequency of subsequent reallocations.

Participants are immediately fully vested in Elective Contributions and Employer contributions. Upon termination of employment or upon total and permanent disability, a Participant or a Participant's beneficiary (in the case of the Participant's death) is entitled to receive the full amount in the Participant's account.

Distributions upon retirement at age 55 or later, or death, are, at the election of the Participant, either made in a lump-sum payment, paid over a period not to exceed 10 years, or paid out commencing at age 70 1/2. A retired Participant who chooses distributions commencing at age 70 1/2 may elect to receive periodic distributions at any time prior to the lump-sum payout. Subject to certain restrictions, distributions to Participants under other circumstances are made in the form of whole or partial lump-sum payments.

New employees with funds held under a previous employer's qualified plan are permitted to roll over eligible amounts from such funds into the Plan.

4. Investments

The following are the investment assets held by the Plan as of December 31, 2002 and 2001:

	2002	2001
‡ + National Grid Group American Depository Receipts	$ 88,051,331	$ 11,785,281 *
‡ T. Rowe Price U.S. Treasury Money Market Trust	71,432,447 *	72,323,602 *
‡ T. Rowe Price Stable Value Fund	61,726,039 *	4,445,624
‡ T. Rowe Price International Stock Fund	5,240,299	6,090,900
‡ T. Rowe Price Small-Cap Value Fund	8,306,190	7,584,076
‡ T. Rowe Price Equity Index Trust	-	22,081,452 *
‡ T. Rowe Price Equity Income Fund	20,601,968	23,713,357 *
‡ T. Rowe Price New America Growth Fund	11,455,949	16,402,110 *
‡ T. Rowe Price Spectrum Income Fund	3,300,167	3,010,724
‡ T. Rowe Price Spectrum Growth Fund	6,540,393	8,419,741
‡ T. Rowe Price Science and Technology Fund	8,291,819	12,366,340 *
‡ T. Rowe Price Balanced Fund	3,019,354	2,721,617

		2002		2001	
‡	T. Rowe Price Capital Appreciation Fund	$ 2,732,120		$ 2,095,958	
‡	T. Rowe Price Blue Chip Growth Fund	16,107,422		19,955,077	*
‡	T. Rowe Price Equity Index Trust Class C	16,659,565		-	
‡	Fidelity Growth Company Fund	34,931,465	*	-	
‡	Fidelity Dividend Growth Fund	5,628,070		-	
‡	Fidelity Freedom Income Fund	139,458		-	
‡	Fidelity U.S. Bond Index	6,858,038		-	
‡	Fidelity U.S. Equity Index Pool	36,426,985	*	-	
‡	Fidelity Asset Manager Fund	2,969,398		-	
‡	Fidelity Overseas Fund	4,675,330		-	
‡	Fidelity Freedom Fund 2010	803,075		-	
‡	Spartan Ex Market Fund	1,472,422		-	
‡	Fidelity Asset Manager Income Fund	1,134,693		-	
‡	Fidelity Low Priced Stock Fund	9,505,226		-	
‡	Fidelity Diversified International Fund	2,183,290		-	
‡	Fidelity Asset Manager Growth Fund	3,306,995		-	
‡	Fidelity Freedom Fund 2020	438,679		-	
‡	Fidelity MM Retirement Government	21,746,828		-	
‡	Fidelity Freedom Fund 2030	279,325		-	
‡	Fidelity Growth & Income Fund	38,012,215	*	-	
‡	Fidelity Aggressive Growth Fund	5,385,914		-	
‡	PIMCO Total Return Fund	6,566,116		-	
‡	Janus Worldwide Fund	4,371,727		-	
‡	Janus Flexible Income Fund	1,128,350		-	
‡	Loans to Participants (Note 6)	16,557,762		8,643,007	
	Total investments	$ 527,986,424		$ 221,638,866	

* Investments represents 5% or more of net assets available for benefits at December 31 of the year indicated.

\+ In part a nonparticipant-directed investment.

‡ Party-in-interest.

5. Nonparticipant Directed Investments

The National Grid Group plc American Depository Receipts investment option is the only investment option that is not completely participant directed. Effective March 27, 2000, a fund investing exclusively in National Grid Group plc American Depository Receipts replaced the NEES Shares Fund as an investment option after the merger of National Grid Group plc and NEES. All contributions from the Employers subsequent to the merger are invested in this new employer security. The Plan was also amended to provide that redemption proceeds from the conversion of NEES shares upon the merger with National Grid Group plc could be directed to any other available investment options upon participant's direction.

National Grid Group plc American Depository Receipts Fund	As of December 31, 2002	2001
	$ 88,051,331	$ 11,785,281
Employee contributions receivable	-	8,752
Employer contributions receivable	-	70,151
Dividends receivable	-	173,360
Net assets available for benefits - nonparticipant directed	$ 88,051,331	$ 12,037,544

Nonparticipant-directed	For the Year Ended December 31, 2002
Additions	
Investment income	
Interest and dividend income	$ 1,617,657
Net appreciation in fair value of investment	34,280,732
	35,898,389
Contributions	
Employee	1,240,348
Employer	9,174,176
Rollover	26,930
	10,441,454
Total additions	46,339,843
Deductions	
Benefits paid to participants	(4,489,297)
Loans to participants, net of loan repayments	(321,188)
Total deductions	(4,810,485)
Net increase prior to interfund transfers	41,529,358
Exchange in	58,615,573
Conversion in	45,684,473
Tranfers out	(69,815,617)
Net increase in assets available for benefits - National Grid Group plc ADRs	76,013,787
Net assets available for benefits	
Beginning of year	12,037,544
End of year	$ 88,051,331

6. Loan Provisions

An employee Participant can obtain a loan from the Plan from such Participant's account. The loan may not be less than $1,000, nor exceed 50% of the Participant's account balance, up to a maximum of $50,000 reduced by the Participant's highest outstanding loan balance within the twelve months preceding the loan request. Loans must be repaid over a period of one to five years (six to fifteen years for purchase of a primary residence) by means of payroll deductions. The annual interest rate is determined by the prime rate as reported by the Wall Street Journal on the first business day of the month in which the loan is obtained.

A default of the loan will occur if the loan balance is not paid off by the end of 60 months from the date of distribution or if a Participant fails to make a payment for a period exceeding 90 days. In the event of default, the outstanding balance of the loan and any unpaid accrued interest shall be deemed to have been distributed to the Participant. Interest continues to be tracked following a default solely for determining the amount available for a subsequent loan. Demand distributions are included in the Loan Fund's investment balance until the employee has been terminated. Upon termination the defaulted loan balance is deducted from the Plan. Cumulative deemed distributions were $133,006 and $224,622 at December 31, 2002 and 2001, respectively.

7. Administration Fees

The Trustees were not paid administration fees for administering the Plan for the years ended December 31, 2002 and 2001, respectively.

8. Tax Status

The Plan obtained its latest determination letter on July 17, 2002, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9. Plan Termination

Although it is the expectation of the Employers that the Plan will continue for as long as the provisions of the Internal Revenue Code permit, neither the making of contributions nor the continuance of the Plan is assumed by the Employers as a contractual obligation, except as provided in the relevant union contracts. In the event the Plan is terminated, the assets shall be distributed to Participants to the extent of their individual allocations, in accordance with the general distribution provisions of the Plan.

10. Plan Merger

On September 7, 2001, the National Grid USA Service Company, Inc. Board of Directors voted that the Niagara Mohawk Power Corporations Represented Employees' Savings Fund Plan ("NIMO Plan") merge into the National Grid Thrift Plan II, with the then substantive benefit design terms of the NIMO Plan remaining in place for the NIMO Plan's participants. The merger of the Plan was contingent upon the merger of National Grid USA with Niagara Mohawk Holdings, Inc. The merger between National Grid USA and Niagara Mohawk was completed on January 31, 2002.

11. Plan Amendments

In response to the Economic Growth & Tax Relief Reconciliation Act of 2001 (EGTRRA) the Plan was amended effective January 1, 2002 to allow employee participants age 50 or older to have the opportunity to contribute on additional $1,000 per year over and above the 401(k) deferral limit, which will be increased from $11,000 to $15,000 from 2002 through 2006, in $1,000 increments annually. Furthermore, the 25% maximum deferral limit has been eliminated and replaced by a $40,000 limit during 2002. Expanded rollover capabilities have been provided, for example, allowing rollovers from nonprofit and governmental plans as well as rollovers of post-tax contributions from delineated plans. These EGTRRA changes are federal laws and have not yet been adopted in all states.

Effective January 1, 2002, the Benefits Committee authorized eligible employees to contribute 1% up to 50% of their before-tax compensation, subject to EGTRRA and IRS limitations.

On May 28, 2002, the NG USA Service Company Board of Directors voted that the Employee Share Ownership Plan provisions under the National Grid Thrift Plan II, including but not limited to sections 6.9 of the Plan, be effective as of June 1, 2002.

On July 24, 2002, the NG USA Service Company Board of Directors voted that effective December 31, 2002 Fidelity Investments shall be terminated as co-trustee/recordkeeper of the National Grid Thrift Plan II.

On September 26, 2002, the Benefits Committee voted that the committee's procedures for the National Grid Thrift Plan II be modified to reflect a postponement to having employer matching contributions follow participants' salary deferral elections until January 1, 2003 relative to represented participant in New York and indefinitely for represented participants in New England.

On November 27, 2002, the NG USA Service Company Board of Directors voted to execute an amended and restated National Grid Thrift Plan II document to accomplish the purposes of administrative simplification, as well as the change in plan design to apply the two year limitation on withdrawal of employer matching contributions applicable to earnings only.

- Have two-year limitation on employer matching contributions apply to contributions only (exclude earnings)

On February 28, 2003, the Service Company Board of Directors voted that the loan interest rate for loans taken by Plan participants into the Thrift Plan remain at the Prime Rate until further action is taken.

National Grid USA Companies'
Incentive Thrift Plan II
Schedule of Assets Held for Investment Purposes
Schedule H, Part IV, Item 4i - Form 5500
December 31, 2002

Supplemental Schedule

Identity of Issuer	Description	Cost	Current value
National Grid Group plc*	National Grid Group plc American Depository Receipts	$ 65,944,754	$ 88,051,331
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price U.S. Treasury Money Market Trust	71,432,447	71,432,447
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Stable Value Trust	61,726,039	61,726,039
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price International Stock Trust	8,939,669	5,240,299
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Small-Cap Value Fund	7,790,232	8,306,190
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Equity Index Trust Class C	16,659,565	16,659,565
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Equity Income Fund	23,720,498	20,601,968
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price New America Growth Fund	19,880,584	11,455,949
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Spectrum Income Fund	3,334,693	3,300,167
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Spectrum Growth Fund	9,175,753	6,540,393
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Science and Technology Fund	28,699,008	8,291,819
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Balanced Fund	3,674,977	3,019,354
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Capital Appreciation Fund	2,753,520	2,732,120
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Blue Chip Growth Fund	25,935,515	16,107,422

National Grid USA Companies'
Incentive Thrift Plan II
Schedule of Assets Held for Investment Purposes
Schedule H, Part IV, Item 4i - Form 5500
December 31, 2002

Supplemental Schedule

Identity of Issuer	Description	Cost	Current value
Fidelity Investments*	Janus Worldwide Fund	$ 4,416,438	$ 4,371,727
Fidelity Investments*	Fidelity Growth Company Fund	34,931,465	34,931,465
Fidelity Investments*	Fidelity Dividend Growth Fund	5,628,070	5,628,070
Fidelity Investments*	Fidelity Freedom Income Fund	139,458	139,458
Fidelity Investments*	Janus Flexible Income Fund	1,128,350	1,128,350
Fidelity Investments*	Fidelity U.S. Bond Index	6,858,038	6,858,038
Fidelity Investments*	Fidelity U.S. Equity Index Pool	36,426,985	36,426,985
Fidelity Investments*	Fidelity Asset Manager Fund	2,969,398	2,969,398
Fidelity Investments*	Fidelity Overseas Fund	4,675,330	4,675,330
Fidelity Investments*	Fidelity Freedom Fund	803,075	803,075
Fidelity Investments*	Fidelity Spartan Ex Market Fund	1,472,422	1,472,422
Fidelity Investments*	Fidelity Asset Manager Income Fund	1,134,693	1,134,693
Fidelity Investments*	Fidelity Low Priced Stock Fund	9,505,226	9,505,226
Fidelity Investments*	Fidelity Diversified International Fund	2,183,290	2,183,290
Fidelity Investments*	Fidelity Asset Manager Growth Fund	3,306,995	3,306,995
Fidelity Investments*	Fidelity Freedom Fund 2020	438,679	438,679
Fidelity Investments*	Fidelity MM Retirement 600 Fund	21,746,828	21,746,828
Fidelity Investments*	Fidelity Freedom Fund 2030	279,325	279,325
Fidelity Investments*	Pimco Total Return Fund	6,564,398	6,566,116
Fidelity Investments*	Fidelity Growth & Income Fund	38,012,215	38,012,215
Fidelity Investments*	Fidelity Aggressive Growth Fund	5,385,915	5,385,914
Participant loans*	5% - 9.5%		16,557,762
		$ 537,673,867	$ 528,026,424

* Party-in-interest